Sara Lee Corporation

Law Department

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

February 27, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Jill Davis

Branch Chief

Re:	Sara Lee Corporation (Commission File No. 001-03344)

Form 10-K Filed August 29, 2007 (“Form 10-K”)

Form 10-Q Filed November 7, 2007 (“Form 10-Q”)

Schedule 14A Filed September 14, 2007 (“proxy statement”)

Response Letter Dated December 21, 2007

Dear Ms. Davis:

This letter responds to the letter dated February 13, 2008 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission resulting from the staff’s review of the filings of Sara Lee Corporation (“Sara Lee” or the “corporation”) identified above. Our responses are set out below following the text of the Comment Letter to which each response relates.

Form 10-K for the Fiscal Year Ended June 30, 2007

Exhibit 13

Proceeds from the Spin Off of Hanesbrands and Restrictions on the Use of the Proceeds, page 33

Comment 1: We note your response to prior comment number eight indicating that the amounts were not legally restricted. Rule 5-02(1) of Regulation S-X indicates that restricted amounts include not only those items legally restricted, but also amounts restricted due to contracts entered into with others.

If you believe these amounts are not material, please explain in detail. Refer to SAB Topic 1:M. To the extent relevant, please consider the affected line items, sub-totals and totals, both within the balance sheets and statements of cash flows, for the annual and quarterly periods during which the amounts were restricted.

Securities and Exchange Commission

February 27, 2008

Response 1: The $1.95 billion cash dividend received from the Hanesbrands spin off was not restricted pursuant to the rules in Regulation S-X Rule 5-02(1). The corporation received a Private Letter Ruling from the Internal Revenue Service which provided its opinion that the spin off would be considered a tax-free transaction for Sara Lee as long as the dividend was used to repay outstanding debt, repurchase Sara Lee’s common stock, and/or pay dividends to shareholders. The corporation does not believe the Private Letter Ruling is a contract, but rather that it merely delineates the circumstances under which the corporation could treat the transaction as tax-free. The corporation had the right to utilize the Hanesbrands dividend for any purposes management deemed appropriate, notwithstanding the parameters associated with the tax-free transaction identified in the Private Letter Ruling.

Sara Lee disclosed the circumstances surrounding its use of the Hanesbrands dividend in the liquidity section of the MD&A in each Quarterly Report on Form 10-Q, within the 2007 Form 10-K and within Note 12 of the Form 10-Q filed for the second and third quarters of fiscal 2007. Because Sara Lee was not legally or contractually required to limit its use of funds received from the Hanesbrands dividend, the corporation’s use of the word “restricted” was not intended to describe restricted cash or cash items as those terms are discussed in Rule 5-02(1) of Regulation S-X. The term “restricted” in the context of our disclosures only highlighted the circumstances that would result in tax-free treatment of the transaction, which, as previously described, did not represent legal or contractual requirements for the corporation. All of the dividend, except for $124 million, was utilized in the appropriate tax free manner by the end of fiscal 2007 with the remainder utilized by the end of the first quarter of fiscal 2008.

Note 1 – Nature of operations and Basis of Presentation

Basis of Presentation – Cash Flows, page 51

Comment 2: We noted your response to prior comment number nine and would like to discuss this matter with you further. Please contact us at your earliest convenience.

Response 2: The adjustments made to the corporation’s 2006 and 2005 statements of cash flows related to the presentation of certain derivative and note receivable transactions represent reclassifications that management deems immaterial. Although these changes were immaterial, management provided disclosure in the notes to the financial statements which is consistent with the treatment of reclassifications prescribed in AU Section 420 paragraph 17. In the future, the corporation will use the specific terms outlined in paragraph 2 of SFAS 154, Accounting Changes and Error Corrections, when describing changes in our financial statements.

Sales Recognition and Incentives – Shipping and Handling Costs, page 52

Comment 3: We noted your response to prior comment number 14 and your intention to provide comparative amounts in future filings. Tell us the comparative amounts for fiscal years 2006 and 2005 in your response and indicate whether the omitted amounts for fiscal years 2006 and 2005 are materially different from the amount disclosed for fiscal 2007.

Securities and Exchange Commission

February 27, 2008

Response 3: Shipping and handling costs are as follows:

Dollar amounts in millions	2007	2006	2005
Shipping and Handling costs	$684	$642	$624
Percent of Sales	5.6%	5.6%	5.5%
Percent of Cost of Sales	9.1%	9.1%	9.2%

The corporation does not believe the amounts for 2006 and 2005 are materially different from the shipping and handling costs we disclosed for 2007. As evident from the table, shipping and handling costs have been consistent as percentages of sales and cost of sales for 2007, 2006 and 2005. In future annual filings the corporation will disclose shipping and handling costs for the three most recent years.

Note 19 – Exit and Disposal Activities, page 73

Comment 4 : In your response to prior comment number 20 regarding the recognition of accelerated depreciation, we note your statement that you have considered the assets for impairment under the held-for-use provisions of FAS 144. Paragraph 7 of FAS 144 defines impairment as “the condition that exists when the carrying amount of a long-lived asset (asset-group) exceeds its fair value.” In those instances where impairment has occurred, FAS 144 requires the recognition of an impairment loss. We note that you have concluded that there is no impairment loss associated with these assets.

We also note your recognition of accelerated depreciation in instances where the carrying value of the asset exceeds your estimated proceeds from disposal. Please address each of the following:

•	Tell us how you define the term accelerated depreciation.

•

Provide us with your basis for this approach as an alternative to, or in conjunction with, current or future impairment losses which may result from continued recognition of depreciation that has not been accelerated.

•	Indicate at what point(s) in time the carrying value was measured in relation to the estimated proceeds from disposal.

•	Indicate whether the assets subject to accelerated depreciation are expected to be sold, abandoned, or otherwise.

•	Provide us with an illustrative fact pattern or example to the extent you believe it may aid in your response.

•	Tell us how you define the term estimated proceeds as used in your response.

We may have further comments.

Response 4: The corporation performs tests for recoverability of long-lived asset groups to be held and used (including assets to be disposed of other than by sale) whenever events or changes in circumstances indicate that the carrying amount of an asset group may

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February 27, 2008

not be recoverable. An impairment loss is recognized if the carrying amount of an asset group is not recoverable and exceeds its fair value; any loss is measured as the amount by which the carrying amount of the asset group exceeds its fair value. If significant, the corporation presents impairment losses on the “Impairment charges” line of its Consolidated Statements of Income. For purposes of its recoverability tests and measurement of impairment losses, if required, the corporation groups long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities in accordance with the grouping requirements included in paragraphs 10-14 of SFAS 144.

In some circumstances, management identifies specific assets for disposal pursuant to an exit plan, which are part of a larger asset group. If the specific asset’s broader asset group does not fail the SFAS 144 recoverability test, and the specific asset does not meet held for sale conditions, the carrying value of the specific asset is not adjusted. However, consistent with paragraphs 9 and 28 of SFAS 144, the corporation also reassesses its depreciation estimates for these specific assets. When a change in its depreciation estimate is considered appropriate, the corporation accounts for this change in estimate prospectively, in the period of the change and future periods, in accordance with paragraph 19 of SFAS 154. This change in estimate is made when management determines that an asset’s useful life will be shorter than originally estimated. Revised depreciation expense calculations are based on the remaining period of time the corporation expects to use the asset in its operations and expected proceeds or salvage value from the asset’s disposal at the end of the use period.

The term “accelerated depreciation” as used by the corporation represents the incremental impact of the revised estimate of remaining depreciation expense in excess of the original estimate of depreciation expense for those assets identified for disposal pursuant to an exit plan.

The assets for which estimated depreciation has been revised are comprised of both assets to be abandoned and assets expected to be sold at some point in time. “Estimated proceeds” for assets to be abandoned consist of a de minimis salvage value if management assumes any proceeds in its calculation. Estimated proceeds for assets expected to be sold are generally supported by third party appraisals of proceeds to be received upon sale

Note 23 – Income Taxes, page 85

Comment 5: We note in your response to our prior comment number 24 that your initial tax accruals are adjusted upward or downward as new information becomes available. However, we did not note any discussion specific to the new information or changes in assumptions which significantly contributed to the reversals of accruals in the year ended June 30, 2007.

In light of the tax accrual reversal’s impact on your effective tax rate in the year ended June 30, 2007, please expand your discussion in the results of operations within Management’s Discussion and Analysis to identify the significant new information or changes in

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February 27, 2008

assumptions underlying your adjustment of your initial tax accruals. In responding to this comment, please provide us with a draft of your expanded disclosure.

Furthermore, to the extent that significant judgment is used in establishing the initial tax contingency accruals, please expand your disclosure of your critical accounting estimates within Management’s Discussion and Analysis to include the significant assumptions made and the impact of those assumptions on the financial statements. Refer to SEC numbers 33-8350 and 34-48960. The release can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm

Response 5: The corporation records tax reserves in accordance with established accounting policies regarding accounting for income taxes. The tax reserves recorded represent a provision for the corporation’s best estimate of the taxes expected to be paid based upon all available evidence recognizing that over time, as more information is known, these reserve amounts may require adjustment. Our estimates of potential liability related to income tax positions are based on management’s judgments made in consultation with outside tax and legal counsel, where appropriate, and are based upon the expected outcome of proceedings with tax authorities in consideration of applicable tax statutes and related interpretations and precedents. The likelihood that a tax exposure will be discovered by the tax authority upon examination is not considered in establishing the level of tax reserves.

The tax reserves released in 2007 resulted from a combination of the finalization of income tax examinations in the U.S. (federal and state) and multiple foreign jurisdictions covering various tax periods and the lapsing of statutes of limitations in various jurisdictions. The actual amounts settled with respect to these examinations were the result of lengthy negotiations involving the interpretation of complex worldwide income tax laws in the context of our fact patterns.

Differences between the reserves recorded and the actual amounts settled can be attributed to: i) differing interpretations of tax law; ii) the factual determinations involved; and iii) the course of negotiations between the corporation and the tax authorities. The global scope of the corporation’s operations provides us with tax planning opportunities that generally have reduced the overall effective tax rate but increase the uncertainty associated with our tax benefits, such that these matters often cannot be resolved until audit settlement with tax authorities, or until the lapsing of the applicable statute of limitations.

In the first quarter of fiscal 2008, Sara Lee adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109,” which provides more clarity surrounding the nature of the corporation’s tax contingencies. In footnote 10 of our first quarter 2008 Form 10-Q, we disclose that the corporation has approximately $619 million of accruals for uncertain tax positions of which approximately $562 million could potentially impact the corporation’s effective tax rate once the positions are resolved. The second quarter 2008 disclosure indicates that the corporation anticipates that these accruals may decrease by approximately $70 - $90 million in the next twelve months as audits are completed and statutes of limitations lapse, so the corporation’s effective tax rate will continue to be impacted by the resolution of uncertain tax positions.

Securities and Exchange Commission

February 27, 2008

In response to the staff’s comments, the corporation will expand its discussion in the Review of Consolidated Results of Operations and Significant Accounting Policies and Critical Estimates sections of Management’s Discussion and Analysis commencing with our fiscal 2008 filing on Form 10-K. The following represents fiscal 2007 excerpts from our 2007 Form 10-K for each of these sections modified to reflect the additional disclosures we are proposing as a result of the staff’s comments. Some of these disclosures may change in 2008 due to the adoption of FIN 48. Our proposed draft disclosures for the two sections are as follows.

Management’s Discussion and Analysis

Results of Operations – 2007

Income Tax Expense – The effective tax rate on continuing operations in 2007 and 2006 was impacted by a number of significant items that are shown in the reconciliation of the corporation’s effective tax rate to the U.S. statutory rate in Note 23 to the Consolidated Financial Statements. The corporation recognized a tax benefit on continuing operations of $7 million in 2007, or an effective tax rate of (1.6%). The corporation’s effective tax rate includes a tax charge of $194 million to repatriate earnings from certain foreign subsidiaries. Additionally, the effective tax rate was impacted by $232 million of net tax benefits during the year related to unusual or infrequently occurring items. The most significant of these items are as follows:

•	The corporation sold the shares of a subsidiary in the first quarter of 2007, which resulted in a $169 million tax benefit.

•	Contingent tax obligations were reduced by $67 million after statutes in multiple jurisdictions lapsed and certain audits and reviews were completed.

•

After considering the lower profit expectations of a Brazilian coffee operation, the corporation concluded that it was necessary to adjust the valuation allowances on the deferred tax balances in the Brazilian tax jurisdiction, which resulted in a $27 million charge for the fiscal year.

•

The corporation’s global mix of earnings, the tax characteristics of the corporation’s income and the benefit from certain foreign jurisdictions having lower tax rates also reduced the corporation’s tax expense during 2007.

The corporation’s tax returns are routinely audited by federal, state and foreign tax authorities, and from time to time, these audits result in proposed assessments. Settlements of issues raised in these audits affect the corporation’s tax expense. Contingent tax reserves released during 2007 resulted from the finalization of examinations in the U.S., state and multiple foreign jurisdictions for various tax periods along with the lapsing of statutes of limitations in various jurisdictions. Differences between the reserves recorded and the actual amounts settled can be attributed to the complex issues and fact patterns involved, the course of negotiations, and difficulty involved with interpreting worldwide income tax laws.

The corporation has ongoing audits in the U.S. and a number of foreign jurisdictions. The obligations recognized in the financial statements reflect the expected finalization of anticipated worldwide audits. In addition, the corporation believes that it has sufficient cash resources to fund the settlement of these audits.

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February 27, 2008

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably possible that the following items can have a material impact on income tax expense, net income and liquidity in future periods.

•

The spin off of the Branded Apparel Americas/Asia business that was completed in 2007 may result in an increase in the corporation’s effective tax rate in future years as the operations that were spun off had, historically, a lower effective tax rate than the remainder of the business and generated a significant amount of operating cash flow. The elimination of this cash flow has required the corporation to remit a greater portion of the future earnings of foreign subsidiaries to the U.S. than has historically been the case and resulted in higher levels of tax expense and cash taxes paid.

•

Tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

•	Facts and circumstances may change that cause the corporation to revise the conclusions on the ability to realize certain net operating losses and other deferred tax attributes.

Management’s Discussion and Analysis

Significant Accounting Policies and Critical Estimates

Income Taxes – Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable.

The corporation’s effective tax rate is based on our pre-tax income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which the corporation operates. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. We establish reserves for income taxes when, despite the belief that our tax positions are fully supportable, we believe that our positions may be challenged and possibly disallowed by various tax authorities. The corporation’s recorded estimates of liability related to income tax positions are based on management’s judgments made in consultation with outside tax and legal counsel, where appropriate, and are based upon the expected outcome of proceedings with worldwide tax authorities in consideration of applicable tax statutes and related interpretations and precedents. We also provide interest on these reserves at the appropriate statutory interest rates and these charges are also included in the corporation’s effective tax rate. The ultimate liability incurred by the corporation may differ from its estimates based on a number of factors, including the application of relevant legal precedent, the corporation’s success in supporting its filing positions with tax authorities, and changes to,

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February 27, 2008

or further interpretations of, law. We adjust these tax reserves in light of changing facts and circumstances, such as the expiration of statutes of limitations or the finalization of tax audits. If we ultimately determine that all or part of a reserve is not required, we recognize a tax benefit during the period in which such determination is made. Conversely, if it is determined that further tax reserves are required, additional tax expense is recognized during the period this determination is made

Note 23 to the Consolidated Financial Statements, titled “Income Taxes,” sets out the factors which caused the corporation’s effective tax rate to vary from the statutory rate and certain of these factors result from finalization of tax audits and review and changes in estimates and assumptions regarding tax obligations and benefits.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably likely that these items may impact income tax expense, net income and liquidity in future periods.

Form 10-Q for the Quarterly Period Ended September 29, 2007

Note 11 to Consolidated Financial Statements – Litigation, page 22

Comment 6: We note your response to prior comment number 26 by reference to your response to our prior comment number 19, but we did not note any response regarding amounts specifically accrued. Please clarify whether material amounts have or have not been accrued under the provisions of paragraph 9 of FAS 5 in reference to the Aris Philippines, Inc. litigation. If material amounts have been accrued, please expand your disclosure to identify the affected Balance Sheet and Statement of Income lines, where material to those items.

Response 6: The corporation has not accrued material amounts under the provisions of paragraph 9 of SFAS 5 related to the Aris Philippines, Inc. litigation.

Acknowledgements and Closing Comments

In connection with filing this response, Sara Lee Corporation acknowledges that:

1. Sara Lee is responsible for the adequacy of disclosures in the Form 10-K, Form 10-Q and proxy statement;

2. staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. Sara Lee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 27, 2008

We believe that none of the staff’s comments raises any material issues with respect to disclosures contained in Sara Lee’s filings and that each of the staff’s comments can be appropriately addressed, in the manner indicated above, in Sara Lee’s future filings with the Commission. Accordingly, the corporation respectfully requests that it be allowed to make the changes described above in future filings with the Commission rather than in amendments to its Form 10-K or Form 10-Q.

If you have any questions regarding the matter covered by this letter, or desire additional information, please contact me at (312) 558-8584 or via email at james.blanda@saralee.com. Should the staff disagree with Sara Lee’s conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the staff prior to the staff making its final determination.

Very truly yours,

/s/ James Blanda
Corporate Controller

Cc:	Theo de Kool

Brett Hart